UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Pacific Drilling S.A.
(Name of Issuer)

Common shares, par value $0.01 per share
(Title of Class of Securities)

L7257P205
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L7257P205	SCHEDULE 13G	Page 2 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Strategic Value Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,986,519
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,986,519
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,986,519
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.6% (1)(2)
12	TYPE OF REPORTING PERSON OO, IA

(1)
Based on 75,031,380 common shares, par value $0.01 per share, of Pacific Drilling S.A. (the “Issuer”) outstanding as of March 4, 2019, as reported in the Issuer’s Form F-3 filed with the Securities and Exchange Commission (“SEC”) on March 12, 2019.

(2)	See Disclosure in Items 4 and 8 of this Schedule 13G.

CUSIP No. L7257P205	SCHEDULE 13G	Page 3 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SVP Special Situations III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,641,911
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,641,911
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,641,911
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (1)(2)
12	TYPE OF REPORTING PERSON OO, IA

(1)
Based on 75,031,380 common shares, par value $0.01 per share, of Pacific Drilling S.A. (the “Issuer”) outstanding as of March 4, 2019, as reported in the Issuer’s Form F-3 filed with the Securities and Exchange Commission (“SEC”) on March 12, 2019.

(2)	See Disclosure in Items 4 and 8 of this Schedule 13G.

CUSIP No. L7257P205	SCHEDULE 13G	Page 4 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SVP Special Situations IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,204,597
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,204,597
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,204,597
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (1)(2)
12	TYPE OF REPORTING PERSON OO, IA

(1)
Based on 75,031,380 common shares, par value $0.01 per share, of Pacific Drilling S.A. (the “Issuer”) outstanding as of March 4, 2019, as reported in the Issuer’s Form F-3 filed with the Securities and Exchange Commission (“SEC”) on March 12, 2019.

(2)	See Disclosure in Items 4 and 8 of this Schedule 13G.

CUSIP No. L7257P205	SCHEDULE 13G	Page 5 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SVP Special Situations III-A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,651,578
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,651,578
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,651,578
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5% (1)(2)
12	TYPE OF REPORTING PERSON OO, IA

(1)
Based on 75,031,380 common shares, par value $0.01 per share, of Pacific Drilling S.A. (the “Issuer”) outstanding as of March 4, 2019, as reported in the Issuer’s Form F-3 filed with the Securities and Exchange Commission (“SEC”) on March 12, 2019.

(2)	See Disclosure in Items 4 and 8 of this Schedule 13G.

CUSIP No. L7257P205	SCHEDULE 13G	Page 6 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Victor Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,986,519
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,986,519
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,986,519
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.6% (1)(2)
12	TYPE OF REPORTING PERSON OO, IA

(1)
Based on 75,031,380 common shares, par value $0.01 per share, of Pacific Drilling S.A. (the “Issuer”) outstanding as of March 4, 2019, as reported in the Issuer’s Form F-3 filed with the Securities and Exchange Commission (“SEC”) on March 12, 2019.

(2)	See Disclosure in Items 4 and 8 of this Schedule 13G.

CUSIP No. L7257P205	SCHEDULE 13G	Page 7 of 12

ITEM 1.	(a)	Name of Issuer:

Pacific Drilling S.A.

	(b)	Address of Issuer’s Principal Executive Offices:

8-10, Avenue de la Gare, L-1610 Luxembourg

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Strategic Value Partners, LLC (“Strategic Value Partners”), SVP Special Situations III LLC (“Special Situations III”), SVP Special Situations IV LLC (“Special Situations IV”), SVP Special Situations III-A LLC (“Special Situations III-A”), and Victor Khosla (“Mr. Khosla,” and together with Strategic Value Partners, Special Situations III, Special Situations IV and Special Situations III-A, the “Reporting Persons”).

	(b)	Address of Principal Business Office, or if none, Residence:

The principal business address of each of the Reporting Persons is: c/o Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830

	(c)	Citizenship:

Strategic Value Partners is a limited liability company organized under the laws of the state of Delaware.

Special Situations III is a limited liability company organized under the laws of the state of Delaware.

Special Situations IV is a limited liability company organized under the laws of the state of Delaware.

Special Situations III-A is a limited liability company organized under the laws of the state of Delaware.

The citizenship of Mr. Khosla is the United States of America.

	(d)	Title of Class of Securities:

Common shares, par value $0.01 per share (“Common Shares”)

	(e)	CUSIP Number:

L7257P205

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP No. L7257P205	SCHEDULE 13G	Page 8 of 12

ITEM 4.	OWNERSHIP.

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference. Set forth below is the aggregate number of Common Shares of the Issuer directly held by each of the Funds (as defined below), which may be deemed to be indirectly beneficially owned by the Reporting Persons as described below. See also, Item 8. Such Common Shares are directly held by each of (i) Kings Forest, S.a.r.l., (ii) Queens Gate, S.a.r.l., (iii) Rathgar, S.a.r.l. and (iv) Yellow Sapphire, S.a.r.l. (together, the “Funds”).

	Name of Fund	Common Shares directly held by such Fund
	Kings Forest, S.a.r.l.	2,651,578
	Queens Gate, S.a.r.l.	5,488,433
	Rathgar, S.a.r.l.	6,204,597
	Yellow Sapphire, S.a.r.l	5,641,911

Strategic Value Partners is the investment manager of, and exercises investment discretion over Strategic Value Master Fund, Ltd., a Cayman Islands exempted company, which has an ownership interest in Field Point (Europe) II, LLC, a Delaware limited liability company, which has an ownership interest in Field Point IV, S.a.r.l., a Luxembourg limited liability company, which has an ownership interest in Queens Gate, S.a.r.l., a Luxembourg limited liability company. Strategic Value Partners is indirectly majority owned and controlled by Mr. Khosla.

Special Situations III is the investment manager of, and exercises investment discretion over Strategic Value Special Situations Master Fund III, L.P., a Cayman Islands exempted limited partnership, which has an ownership interest in Blue Sapphire, S.a.r.l., a Luxembourg limited liability company, which has an ownership interest in Yellow Sapphire, S.a.r.l., a Luxembourg limited liability company. Strategic Value Partners is the managing member of Special Situations III. Strategic Value Partners and Special Situations III are both indirectly majority owned and controlled by Mr. Khosla.

Special Situations IV is the investment manager of, and exercises investment discretion over Strategic Value Special Situations Master Fund IV, L.P., a Cayman Islands exempted limited partnership, which has an ownership interest in Ranelagh, S.a.r.l., a Luxembourg limited liability company, which has an ownership interest in Rathgar, S.a.r.l., a Luxembourg limited liability company. Strategic Value Partners is the managing member of Special Situations IV. Strategic Value Partners and Special Situations IV are both indirectly majority owned and controlled by Mr. Khosla.

Special Situations III-A is the investment manager of, and exercises investment discretion over Strategic Value Opportunities Fund, L.P., a Cayman Islands exempted limited partnership, which has an ownership interest in Kings Valley, S.a.r.l., a Luxembourg limited liability company, which has an ownership interest in Kings Forest, S.a.r.l., a Luxembourg limited liability company. Strategic Value Partners is the managing member of Special Situations III-A. Strategic Value Partners and Special Situations III-A are both indirectly majority owned and controlled by Mr. Khosla.

Except for Mr. Khosla, each Reporting Person disclaims beneficial ownership of all Common Shares owned directly by the Funds. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by such Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), or for any other purpose (including, without limitation, any tax purposes), and such beneficial ownership is expressly disclaimed.

CUSIP No. L7257P205	SCHEDULE 13G	Page 9 of 12

Mr. Khosla is the sole member of Midwood Holdings, LLC, which is the managing member of Strategic Value Partners, LLC and is also the indirect majority owner and control person of Strategic Value Partners, LLC, SVP Special Situations III LLC and SVP Special Situations III-A LLC. Mr. Khosla is also the Chief Investment Officer of Strategic Value Partners. As such, he may be deemed to control the voting and dispositive decisions with respect to the Common Shares made by Strategic Value Partners, Special Situations III, Special Situations IV and Special Situations III-A and may therefore be deemed to be the beneficial owner of the Common Shares reported in this Schedule 13G. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Mr. Khosla that he is the beneficial owner of any of the equity securities referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The information in Item 4 is incorporated herein by reference.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The information set forth on Item 2 and Item 4 above is incorporated herein by reference.

Certain of the Funds entered into a Governance Agreement (the “Governance Agreement”), dated as of November 19, 2018, with the Issuer, certain funds affiliated with Avenue Capital Group, LLC (the “Avenue Holders”) and certain other shareholder parties thereto (the “Other Holders”). Pursuant to the Governance Agreement, the Funds and the Avenue Holders have agreed with one another (and for avoidance of doubt, not with any of the Other Holders), among other things, to vote their Common Shares to elect members of the Board of the Directors of the Issuer as set forth therein.

Because of the relationship between the Funds and the Holders as a result of the Governance Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own 39,246,093 Common Shares of the Issuer (inclusive of the 19,986,519 Common Shares beneficially owned by the Reporting Persons), which represents 52.3% of the total number of outstanding Common Shares of the Issuer (based on a total of 75,031,380 Common Shares outstanding as of March 4, 2019, as reported in the Issuer’s Form F-3 filed with the Securities and Exchange Commission (“SEC”) on March 12, 2019.  Each Reporting Person disclaims beneficial ownership of such Common Shares. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by such Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), or for any other purpose (including, without limitation, any tax purposes), and such beneficial ownership is expressly disclaimed.

The Governance Agreement is filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form F-1, File No. 333-228867, filed with the Securities and Exchange Commission on December 18, 2018 and is hereby incorporated by reference.  The foregoing summary is qualified in its entirety by the terms thereof.

CUSIP No. L7257P205	SCHEDULE 13G	Page 10 of 12

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

ITEM 10.	CERTIFICATION.
Not applicable.

CUSIP No. L7257P205	SCHEDULE 13G	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2020

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Chief Financial Officer

SVP SPECIAL SITUATIONS IV LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Chief Financial Officer

/s/ Victor Khosla
Victor Khosla

CUSIP No. L7257P205	SCHEDULE 13G	Page 12 of 12

EXHIBIT INDEX
Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).